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Exhibit 99.1

Third Quarter Report 2010

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported third quarter net income of $121.5 million, or $0.73 per share, compared to net loss of $17.0 million, or $0.11 per share, in the third quarter of 2009. In the third quarter of 2010, the operating margin increased 233% to $201.8 million from $60.6 million in the third quarter of 2009 due to an overall strong operating performance and the substantial increase in production by the Company's newly operating mines. Gold production in the third quarter of 2010 more than doubled to 285,178 ounces from 118,763 ounces in the third quarter of 2009 due to the commencement of production at the Pinos Altos and Meadowbank Mines. Cash provided by operating activities was $156.8 million in the third quarter of 2010 compared to cash used in operating activities of $13.8 million in the prior year's third quarter. The substantial increase in cash provided by operating activities resulted from significantly higher gold production and higher prices for all metals. During the third quarter of 2010, cash costs amounted to $441 per ounce compared to $449 per ounce during the same period in the previous year.

        The table below summarizes the key variances in net income for the third quarter of 2010 from the net income reported for the same period in 2009:

(millions of dollars)	Third Quarter	Year to Date
Increase in gold revenue	$234.5	$554.4
Increase in silver revenue	10.8	22.2
Increase in zinc revenue	3.0	18.5
Increase in copper revenue	1.0	0.3
Higher production costs due to stronger Canadian dollar net of weaker Euro	(3.1)	(40.4)
Higher production costs (mainly due to additional mines)	(104.9)	(241.7)
Increased depreciation & amortization (mainly due to additional mines)	(24.9)	(71.8)
Lower non cash foreign currency translation loss	5.2	22.9
Higher income and mining taxes	(25.7)	(66.4)
Increased general & administration	(5.3)	(25.8)
Increased interest expense	(12.1)	(28.7)
Increased gain on acquisition of Comaplex	57.5	57.5
Increased gain on sale of securities & mining property	10.8	10.6
Increased corporate costs and other	(8.4)	(6.0)

Net variance	$138.4	$205.6

        On March 1, 2010, the Meadowbank Mine achieved commercial production. During the third quarter, the Meadowbank Mine achieved an operating profit (before depreciation of $15.2 million) of $49.0 million compared to $35.2 million during the second quarter of 2010.

        On July 6, 2010, the Company acquired all of the outstanding shares of Comaplex by issuing 10.2 million of the Company's shares at a value of $579.0 million. In addition, as at July 6, 2010 the shares of Comaplex purchased prior to the acquisition had a total market value of $88.7 million that included a gain of $64.5 million that was recorded in the Consolidated Statements of Income in the third quarter of 2010 as "Net gain on acquisition of business". The Company is currently executing exploration activities on the Comaplex property and is anticipating to have a feasibility study completed by late 2012.

        In the third quarter of 2010, revenues from mining operations increased to $398.5 million from $149.3 million in the third quarter of 2009. This was mainly due to the increase in gold production by the Goldex and Kittila Mines and the gold production by the new Pinos Altos and Meadowbank Mines. These four mines produced an incremental 167,030 ounces during the third quarter of 2010 when compared to the third quarter of 2009. In addition, during the third quarter of 2010, there were higher realized prices for all metals when compared to the third quarter of 2009.

        In the third quarter of 2010, total cash costs per ounce decreased to $441 per ounce of gold produced from $449 per ounce in the third quarter of 2009. This decrease in total cash costs is attributable to the improved cash costs at the Goldex, Kittila and Lapa Mines due to increased efficiencies and improved cost control. This favourable decrease in total cash costs was partially offset by the ramping up phases at the Pinos Altos and Meadowbank Mines.

        During the third quarter of 2010, production costs increased to $196.7 million from $88.7 million in the third quarter of 2009 due to full production at the Kittila and Lapa Mines and the production at the new Pinos Altos and Meadowbank Mines. Also during the third quarter of 2010, depreciation and amortization expense increased to $48.1 million from $23.2 million also due to the increased production at the Company's new mines.

        During the third quarter, interest expense increased to $14.7 million from $2.6 million during the third quarter of 2009 due to the expensing of interest in 2010 versus capitalization of interest to the Company's construction projects in 2009. Also during the third quarter of 2010, there was a non-cash foreign currency translation loss of $17.7 million due to the strengthening of the Canadian dollar and the Euro against the US dollar. Also in the third quarter, income and mining taxes increased to $42.0 million from $10.4 million in the third quarter of 2009 due to the significant increase of taxable income. In addition, provincial capital taxes were $8.5 million favourable when compared to the same period of the previous year due to the reinstatement of previously disallowed Quebec resource credits.

        In the third quarter of 2010, total gains from interest and sundry income, gain on sale of available-for-sale securities, gain on sale of mining property, and net gain on acquisition of assets increased significantly to $76.0 million from $9.6 million during the third quarter of 2009. This was mainly due to the $64.5 million gain realized upon the acquisition of Comaplex on July 6, 2010. The gain was driven by the mark-to-market gain on the shares of Comaplex purchased prior to the announcement of the acquisition that were accumulated within other comprehensive income and has now reversed through the Consolidated Statements of Income. This gain was partially offset by $6.9 million in Comaplex acquisition costs that were expensed in the third quarter of 2010. In addition, the Company realized a gain of $8.9 million during the quarter resulting from its sale of one of its mining properties. Also during the quarter, the Company realized a gain of $7.7 million on the sale of an available for sale security.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
LaRonde	$47,320	$43,331	$139,407	$123,104
Goldex	14,518	13,930	44,787	37,880
Lapa	14,298	11,404	48,507	15,222
Kittila	24,387	19,987	65,505	23,177
Pinos Altos	28,701	—	61,087	—
Meadowbank	67,450	—	122,181	—

Total production costs per Consolidated Statements of Income	$196,674	$88,652	$481,474	$199,383

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$47,320	$43,331	$139,407	$123,104
Adjustments:
Byproduct revenues	(56,911)	(38,404)	(132,779)	(96,385)
Inventory and other adjustments(i)	(1,352)	(1,749)	2,915	(2,632)
Non-cash reclamation provision	(334)	(311)	(1,006)	(878)

Cash operating costs	$(11,277)	$2,867	$8,537	$23,209

Gold production (ounces)	37,832	47,726	124,401	157,098

Total cash costs (per ounce)(ii)	$(298)	$60	$69	$148

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$47,320	$43,331	$139,407	$123,104
Adjustments:
Inventory and other adjustments(iii)	(1,352)	(2,789)	2,915	(2,796)
Non-cash reclamation provision	(334)	(311)	(1,006)	(878)

Minesite operating costs (US$)	$45,634	$40,231	$141,316	$119,430

Minesite operating costs (C$)	$46,952	$43,887	$145,432	$137,853

Tonnes of ore milled (000's tonnes)	632	599	1,956	1,903

Minesite costs per tonne (C$)(iv)	$74	$73	$74	$72

Goldex Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$14,518	$13,930	$44,787	$37,880
Adjustments:
Byproduct revenues	(7)	—	(22)	—
Inventory and other adjustments(i)	155	(539)	1,266	384
Non-cash reclamation provision	(54)	(53)	(162)	(149)

Cash operating costs	$14,612	$13,338	45,869	$38,115

Gold production (ounces)	50,672	31,169	141,275	102,774

Total cash costs (per ounce)(ii)	$288	$428	$325	$371

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$14,518	$13,930	44,787	$37,880
Adjustments:
Inventory and other adjustments(iii)	155	(539)	1,266	384
Non-cash reclamation provision	(54)	(53)	(162)	(149)

Minesite operating costs (US$)	$14,619	$13,338	$45,891	$38,115

Minesite operating costs (C$)	$15,178	$14,400	$47,379	$43,914

Tonnes of ore milled (000's tonnes)	726	676	2,060	1,911

Minesite costs per tonne (C$)(iv)	$21	$21	$23	$23

Lapa Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$14,298	$11,404	$48,507	$15,222
Adjustments:
Byproduct revenues	(11)	—	(38)	—
Inventory and other adjustments(i)	(189)	3,033	(2,853)	9,756
Non-cash reclamation provision	(14)	(7)	(43)	(14)

Cash operating costs	$14,084	$14,430	$45,573	$24,964

Gold production (ounces)	27,687	18,409	88,168	30,013

Total cash costs (per ounce)(ii)	$509	$784	$517	$832

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$14,298	$11,404	$48,507	$15,222
Adjustments:
Inventory and other adjustments(iii)	(189)	3,033	(2,853)	9,756
Non-cash reclamation provision	(14)	(7)	(43)	(14)

Minesite operating costs (US$)	$14,095	$14,430	$45,611	$24,964

Minesite operating costs (C$)	$15,131	$15,414	$47,000	$27,956

Tonnes of ore milled (000's tonnes)	145	109	412	190

Minesite costs per tonne (C$)(iv)	$105	$142	$114	$142

Kittila Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$24,387	$19,987	$65,505	$23,177
Adjustments:
Byproduct revenues	(50)	—	(80)	—
Inventory and other adjustments(i)	(3,323)	(141)	(7,026)	8,497
Non-cash reclamation provision	(93)	(99)	(257)	(161)

Cash operating costs	$20,921	$19,747	$58,142	$31,513

Gold production (ounces)	40,344	18,284	96,484	30,277

Total cash costs (per ounce)(ii)	$519	$1,080	$603	$1,041

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$24,387	$19,987	$65,505	$23,177
Adjustments:
Inventory and other adjustments(iii)	(3,323)	(141)	(7,026)	8,497
Non-cash reclamation provision	(93)	(99)	(257)	(161)

Minesite operating costs (US$)	$20,971	$19,747	$58,222	$31,513

Minesite operating costs (EUR)	€16,402	€14,012	€44,428	€22,074

Tonnes of ore milled (000's tonnes)	282	180	719	312

Minesite costs per tonne (EUR)(iv)	€58	€78	€62	€71

Pinos Altos Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$28,701	$—	$61,087	$—
Adjustments:
Byproduct revenues	(6,426)	—	(14,998)	—
Inventory and other adjustments(i)	2,252	—	2,629	—
Non-cash reclamation provision	(214)	—	(643)	—

Cash operating costs	$24,313	$—	$48,075	$—

Gold production (ounces)	35,248	—	91,141	—

Total cash costs (per ounce)(ii)	$690	$—	$527	$—

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$28,701	$—	$61,087	$—
Adjustments:
Inventory and other adjustments(iii)	2,252	—	2,629	—
Non-cash reclamation provision	(214)	—	(643)	—

Minesite operating costs (US$)	$30,739	$—	$63,073	$—

Tonnes of ore processed (000's tonnes)	616	—	1,620	—

Minesite costs per tonne (US$)(iv)	$50	$—	$39	$—

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$67,450	$—	$122,181	$—
Adjustments:
Byproduct revenues	(334)	—	(592)	—
Inventory and other adjustments(i)	(3,526)	—	7,965	—
Non-cash reclamation provision	(384)	—	(878)	—

Cash operating costs	$63,206	$—	$128,676	$—

Gold production (ounces)	93,395	—	188,586	—

Total cash costs (per ounce)(ii)	$677	$—	$682	$—

(thousands of dollars, except where noted)	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Production costs per Consolidated Statements of Income	$67,450	$—	$122,181	$—
Adjustments:
Inventory and other adjustments(iii)	(3,526)	—	7,965	—
Non-cash reclamation provision	(384)	—	(878)	—

Minesite operating costs (US$)	$63,540	$—	$129,268	$—

Minesite operating costs (C$)	$65,596	$—	$133,632	$—

Tonnes of ore milled (000's tonnes)	636	—	1,370	—

Minesite costs per tonne (C$)(iv)	$103	$—	$98	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period and other minor adjustments.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments (if any) and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

  Liquidity and Capital Resources

          At September 30, 2010, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $148.1 million, while working capital was $380.7 million. At December 31, 2009, the Company had $163.6 million in cash, cash equivalents, short-term investments and restricted cash and $413.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

          Cash provided by operating activities was $156.8 million in the third quarter of 2010 compared to cash used in operating activities of $13.8 million in the third quarter of 2009. In the third quarter of 2010, revenues from mining operations increased to $398.5 million from $149.3 million in the third quarter of 2009. This was mainly due to the increase in gold production by the Kittila, Lapa, Pinos Altos and Meadowbank Mines and the higher realized sales prices for all metals, especially gold.

          For the three months ended September 30, 2010, capital expenditures were $167.1 million compared to $172.8 million in the three months ended September 30, 2009. The significant capital expenditures during the third quarter of 2010 pertained to sustaining capital for the Company's six operating mines, construction of the dyke at the Meadowbank Mine, construction of the LaRonde depth extension and construction at the Creston Mascota Project.

          During the second quarter of 2010, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The net proceeds from the sale of the notes have been used to reduce amounts outstanding under the Company's credit lines during the quarter. Also during the second quarter, the Company increased and extended its credit facility to $1.2 billion. The current facility has lower standby-fees and draw spreads and matures in June 2014. At September 30, 2010, the remaining outstanding balance owing on the bank facility amounts to $135 million.

          During the third quarter of 2010, the Company and Meliadine Holdings Inc. (formerly Comaplex Minerals Corp.) ("Meliadine") jointly announced the completion of the acquisition of Meliadine by Agnico-Eagle. Agnico-Eagle acquired all of the shares of Meliadine (the "Meliadine Shares") that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the arrangement, Agnico-Eagle issued a total of 10.2 million shares to the shareholders of Meliadine other than Agnico-Eagle.

          Additionally, each Meliadine shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") received one common share of Geomark Exploration Ltd. ("Geomark") for each Meliadine Share held prior to the acquisition of Meliadine by Agnico-Eagle. Pursuant to the arrangement, Meliadine transferred to Geomark all assets and related liabilities other than those relating to the Meliadine gold exploration properties and related assets in Nunavut. The Geomark assets include all of Meliadine's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Meliadine's 100% owned interest in the advanced stage Meliadine gold project located in Nunavut, Canada is approximately 300 kilometres from Agnico-Eagle's producing Meadowbank Mine. The Company believes the acquisition of Meliadine is consistent with its corporate strategy to "acquire small, think big." The Meliadine gold project is an early stage opportunity in a region that the Company believes is of low political risk and well matched to Agnico-Eagle's skills and abilities. The Company believes it will be able to leverage off its operations base in Quebec, Canada and create synergies with its current Arctic gold mining activities at the Meadowbank Mine.

          Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data continues to show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The recent economic turmoil in Europe will compound the global volatility issues.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2010 Actual	2009 Actual	2010 Actual	2009 Actual
Income Contribution Analysis
LaRonde Mine	$48,722	$40,276	$137,723	$128,575
Goldex Mine	44,349	16,687	113,408	54,260
Lapa Mine	17,764	2,751	59,241	1,918
Kittila Mine	26,838	884	54,933	4,029
Pinos Altos Mine	15,089	—	50,346	—
Meadowbank Mine	49,042	—	86,392	—

Operating margin	201,804	60,598	502,043	188,782
Amortization	48,145	23,200	122,651	50,800
Corporate expenses	(9,818)	44,007	66,092	96,670

Income before tax	163,477	(6,609)	313,300	41,312
Tax provision	42,016	10,357	69,147	2,710

Net income for the period	$121,461	$(16,966)	$244,153	$38,602

Net income per share — basic	$0.73	$(0.11)	$1.52	$0.25
Net income per share — diluted	$0.71	$(0.11)	$1.49	$0.24
Cash flows
Operating cash flow	$156,829	$(13,787)	$392,894	$61,405
Investing cash flow	$(163,798)	$(136,756)	$(399,953)	$(447,908)
Financing cash flow	$531	$217,590	$(11,537)	$522,284
Realized prices per sales volume (US$)
Gold (per ounce)	$1,235	$939	$1,192	$957
Silver (per ounce)	$20.53	$15.59	$19.27	$14.48
Zinc (per tonne)	$2,151	$1,932	$2,088	$1,589
Copper (per tonne)	$8,689	$7,580	$7,572	$5,745
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	37,832	47,726	124,401	157,098
Goldex Mine	50,672	31,169	141,275	102,774
Kittila Mine	40,344	18,284	96,484	36,568
Lapa Mine	27,687	18,409	88,168	30,013
Pinos Altos Mine	35,248	3,175	91,141	3,175
Meadowbank Mine	93,395	—	189,669	—

	285,178	118,763	731,138	329,628

Silver (ounces in thousands)
LaRonde Mine	1,080	995	2,815	3,058
Pinos Altos Mine	290	16	760	16
Meadowbank	18	—	32	—

	1,388	1,011	3,607	3,074
Zinc (LaRonde Mine) (tonnes)	14,915	12,516	47,604	40,735
Copper (LaRonde Mine) (tonnes)	1,181	1,400	3,289	5,148
Payable metal sold
Gold (ounces)
LaRonde Mine	36,979	48,959	123,885	160,381
Goldex Mine	49,117	32,572	135,290	98,007
Kittila Mine	41,655	21,946	100,917	28,726
Lapa Mine	25,846	14,669	91,959	17,836
Pinos Altos Mine	31,759	594	83,358	594
Meadowbank Mine	93,495	—	170,780	—

	278,851	118,740	706,189	305,544

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (Continued)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2010 Actual	2009 Actual	2010 Actual	2009 Actual
Silver (ounces in thousands)
LaRonde Mine	1,052	1,009	2,711	3,033
Pinos Altos Mine	244	1	731	1
Meadowbank Mine	18	—	32	—

	1,314	1,010	3,474	3,034
Zinc (LaRonde Mine) (tonnes)	14,388	14,759	44,354	44,440
Copper (LaRonde Mine) (tonnes)	1,193	1,405	3,283	5,157
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$(298)	$60	$69	$148
Goldex Mine	288	428	325	371
Kittila Mine	519	1,080	603	1,041
Lapa Mine	509	784	517	832
Pinos Altos Mine	690	—	527	—
Meadowbank Mine	677	—	682	—

Weighted average	$441	$436	$459	$368

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.
(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$73,235	$105,831	$133,084	$149,250	$225,597	$237,583	$347,456	$398,478
Production costs	46,645	49,718	61,013	88,652	106,935	118,227	166,573	196,674

Gross profit (exclusive of amortization shown below)	$26,590	$56,113	$72,071	$60,598	$118,662	$119,356	$180,883	$201,804
Amortization	12,538	12,130	15,470	23,200	21,661	30,503	44,003	48,145

Gross profit	$14,052	$43,983	$56,601	$37,398	$97,001	$88,853	$136,880	$153,659

Net income (loss) for the period	$21,874	$54,341	$1,227	$(16,966)	$47,936	$22,332	$100,360	$121,461
Net income (loss) per share (basic)	$0.15	$0.35	$0.01	$(0.11)	$0.31	$0.14	$0.64	$0.73
Net income (loss) per share (diluted)	$0.15	$0.35	$0.01	$(0.11)	$0.30	$0.14	$0.63	$0.71
Cash provided by (used in) operating activities	$(46,443)	$48,823	$26,369	$(13,787)	$53,701	$74,491	$161,574	$156,829
Cash used in investing activities	$(260,134)	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(119,329)	$(116,826)	$(163,798)
Cash provided (used in) by financing activities	$262,015	$216,447	$88,247	$217,590	$37,534	$(1,646)	$(10,422)	$531
Weighted average number of common shares outstanding (basic — in thousands)	148,041	155,184	155,805	156,164	156,570	156,692	156,899	167,461

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$141,192	$160,280
Short-term investments	5,034	3,313
Restricted cash	1,890	—
Trade receivables	83,814	93,571
Inventories:
Ore stockpiles	50,885	41,286
Concentrates and dore	45,334	31,579
Supplies	134,423	100,885
Available-for-sale securities (note 7)	62,960	111,967
Other current assets	87,148	61,159
Fair value of derivative financial instruments (note 10)	997	—

Total current assets	613,677	604,040

Other assets	71,566	33,641
Future income and mining tax assets	29,843	27,878
Property, plant and mine development	4,796,886	3,581,798

	$5,511,972	$4,247,357

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$197,229	$143,477
Dividends payable	—	28,199
Interest payable	19,581	1,666
Income taxes payable	4,753	4,501
Capital leases	9,487	11,955
Fair value of derivative financial instruments (note 10)	1,928	662

Total current liabilities	232,978	190,460

Long-term debt (note 8)	715,000	715,000
Reclamation provision and other liabilities	113,886	96,255
Future income and mining tax liabilities (note 9)	835,478	493,881
SHAREHOLDERS' EQUITY
Common shares (note 5)	3,003,536	2,378,759
Stock options (note 6)	93,298	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	460,311	216,158
Accumulated other comprehensive income	17,461	51,049

Total shareholders' equity	3,614,630	2,751,761

	$5,511,972	$4,247,357

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
REVENUES
Revenues from mining operations	$398,478	$149,250	$983,517	$388,165
COSTS, EXPENSES AND OTHER INCOME
Production	196,674	88,652	481,474	199,383
Exploration and corporate development	19,491	11,846	39,950	28,718
Amortization of plant and mine development	48,145	23,200	122,651	50,800
General and administrative	19,925	14,658	71,595	45,823
Provincial capital tax	(6,934)	1,583	(6,779)	4,165
Interest	14,722	2,648	34,535	5,852
Gain on derivative financial instruments	1,330	—	(3,826)	—
Interest and sundry income (note 10)	(1,784)	(3,664)	(3,943)	(13,460)
Gain on sale of available-for-sale securities (note 7)	(7,839)	(5,939)	(8,185)	(6,474)
Gain on acquisition of Comaplex (note 13)	(57,526)	—	(57,526)	—
Gain on sale of mining property	(8,888)	—	(8,888)	—
Foreign currency translation loss	17,685	22,875	9,159	32,046

Income before income, mining and federal capital taxes	163,477	(6,609)	313,300	41,312
Income and mining tax expense (recovery) (note 9)	42,016	10,357	69,147	2,710

Net income (loss) for the period	$121,461	$(16,966)	$244,153	$38,602

Net income (loss) per share — basic	$0.73	$(0.11)	$1.52	$0.25

Net income (loss) per share — diluted	$0.71	$(0.11)	$1.49	$0.24

Weighted average number of shares outstanding (in thousands)
Basic	167,461	156,164	160,353	155,725
Diluted	170,679	158,907	163,342	157,857
Comprehensive income:
Net income (loss) for the period	$121,461	$(16,966)	$244,153	$38,602

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	6,305	—	15,563
Unrealized gain on available-for-sale securities	6,240	17,658	39,211	37,067
Adjustments for hedging financial instruments maturing during the period	—	(3,986)	—	(2,536)
Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the period	(7,840)	(6,474)	(8,186)	(6,474)
Net amount reclassified to income due to acquisition of business (note 13)	(64,508)	—	(64,508)	—
Amortization of unrecognized gain on pension liability	(47)	(337)	(141)	(323)
Tax effect of other comprehensive income (loss) items (note 9)	12	(628)	36	(3,523)

Other comprehensive income (loss) for the period	(66,143)	12,538	(33,588)	39,774

Comprehensive income (loss) for the period	$55,318	$(4,428)	$210,565	$78,376

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Retained earnings
Balance, beginning of period	$338,850	$213,109	$216,158	$157,541
Net income for the period	121,461	(16,966)	244,153	38,602

Balance, end of period	$460,311	$196,143	$460,311	$196,143

Accumulated other comprehensive income (loss)
Balance, beginning of period	$83,604	$6,628	$51,049	$(20,608)
Other comprehensive income for the period	(66,143)	12,538	(33,588)	39,774

Balance, end of period	$17,461	$19,166	$17,461	$19,166

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating activities
Net income for the period	$121,461	$(16,966)	$244,153	$38,602
Add (deduct) items not affecting cash:
Amortization of plant and mine development	48,145	23,200	122,651	50,800
Future income and mining taxes	33,176	9,816	46,702	1,887
Gain on sale of available-for-sale securities and derivative financial instruments	(5,407)	(7,804)	(9,582)	(15,130)
Gain on acquisition of Comaplex (note 13)	(57,526)	—	(57,526)	—
Stock-based compensation	9,376	5,745	35,711	23,512
Foreign currency translation loss	17,685	22,875	9,159	32,046
Other	3,968	1,685	11,040	1,768
Changes in non-cash working capital balances
Trade receivables	(18,459)	6,504	9,757	(26,007)
Income taxes payable	(14,443)	(1,017)	252	960
Other taxes recoverable	(12,585)	688	(22,766)	27,954
Inventories	(30,303)	(79,994)	(71,912)	(91,999)
Other current assets	7,406	(16,130)	(3,198)	(21,972)
Interest payable	9,692	983	17,915	1,323
Accounts payable and accrued liabilities	44,643	36,628	60,538	37,661

Cash provided by (used in) operating activities	156,829	(13,787)	392,894	61,405

Investing activities
Additions to property, plant and mine development	(174,058)	(172,832)	(403,638)	(483,181)
Decrease (increase) in short-term investments	(1,895)	(961)	(1,721)	(5,504)
Net proceeds on sale of available-for-sale securities and other	12,623	34,684	14,004	41,077
Purchases of available-for-sale securities	(418)	(3,403)	(6,708)	(6,380)
Decrease (increase) in restricted cash	(50)	5,756	(1,890)	6,080

Cash used in investing activities	(163,798)	(136,756)	(399,953)	(447,908)

Financing activities
Dividends paid	—	—	(26,830)	(27,132)
Repayment of capital lease obligations	(2,664)	(1,231)	(12,776)	(8,113)
Proceeds from long-term debt	70,000	200,000	1,271,000	485,000
Repayment of long-term debt	(90,000)	—	(1,271,000)	—
Sale-leaseback financing	3,856	2,640	6,861	13,528
Long-term debt financing costs	(187)	(203)	(12,675)	(4,775)
Proceeds from common shares issued	19,526	16,384	33,883	63,776

Cash provided by (used in) financing activities	531	217,590	(11,537)	522,284

Effect of exchange rate changes on cash and cash equivalents	(177)	2,875	(492)	4,446

Net increase (decrease) in cash and cash equivalents during the period	(6,615)	69,922	(19,088)	140,227
Cash and cash equivalents, beginning of period	147,807	138,687	160,280	68,382

Cash and cash equivalents, end of period	$141,192	$208,609	$141,192	$208,609

Other operating cash flow information:
Interest paid during the period	$3,534	$6,216	$16,964	$9,725

Income, mining and capital taxes paid during the period	$16,028	$4,884	$17,525	$7,743

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2009 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2009. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2010 and the results of operations and cash flows for the three and nine months ended September 30, 2010 and 2009.

  Operating results for the three months and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2009 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Variable Interest Entities

  In June 2009, the FASB issued an amendment to its guidance for consolidation accounting to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Based on the Company's assessment, these changes do not have an impact on the accounting for our existing VIE (the Company's restricted share unit plan for certain employees).

  Fair Value Accounting

  In January 2010, the FASB guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. Based on the Company's assessment, these changes do not have an impact on the Company's required disclosures.

4.     FAIR VALUE MEASUREMENT

  Accounting Standards Codification ("ASC") 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

4.     FAIR VALUE MEASUREMENT (Continued)

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(1)	$7,815	$—	$7,815	$—
Available-for-sale securities(2)(3)	62,960	54,077	8,883	—
Trade receivables(4)	83,814	—	83,814	—
Derivative assets(3)	997	—	997	—

	$155,586	$54,077	$101,509	$—

Financial liabilities:
Derivative liabilities(3)	$1,928	$—	$1,928	$—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale equity securities that are valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the three months ended March 31, 2009, the Company implemented a restricted share unit plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  During the three months ended March 31, 2010, the Company funded the plan by transferring $4.0 million (2009 — $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

5.     SHAREHOLDERS' EQUITY (Continued)

  shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  For the three and nine months ended September 30, 2010 and 2009, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2010 were exercised:

Common shares outstanding at September 30, 2010	167,756,805
Employees' stock options	7,749,122
Warrants	8,600,000

184,105,927

  During the nine months ended September 30, 2010, 2,911,080 (2009 — 2,276,000) options were granted with an exercise price of C$57.42 (2009 — C$62.65), 673,098 (2009 — 1,128,075) employee stock options were exercised for cash of $26.6 million (2009 — $33.3 million), and 196,800 (2009 — 70,000) options were cancelled with a weighted average exercise price of C$57.84 (2009 — C$56.50).

  During the three months ended September 30, 2010, 116,000 (2009 — 5,000) options were granted with an exercise price of C$66.26 (2009 — C$72.41), 387,725 (2009 — 410,075) employee stock options were exercised for cash of $17.1 million (2009 — $14.4 million), and 143,750 (2009 — nil) options were cancelled with a weighted average exercise price of C$58.63 (2009 — nil).

  The following table illustrates the changes in common shares for the nine months ended September 30, 2010:

	Shares	Amount
Common shares, beginning of period	156,625,174	$2,378,759
Shares issued for acquisition of Comaplex Minerals Inc. (note 13)	10,210,848	578,955
Shares issued under Employee Stock Option Plan	673,098	34,013
Shares issued under Incentive Share Purchase Plan	177,560	10,961
Shares issued under Dividend Reinvestment Plan	25,243	1,408
Shares issued for acquisition of mining property	15,000	846
Restricted share unit plan	(17,463)	(1,406)

Common shares, end of period	167,709,460	$3,003,536

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

5.     SHAREHOLDERS' EQUITY (Continued)

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net income	$121,461	$(16,966)	$244,153	$38,602
Weighted average number of common shares outstanding — basic	167,461	156,164	160,353	155,725
Add: Dilutive impact of employee stock options	1,131	965	1,131	965
Dilutive impact of warrants	2,040	1,740	1,811	1,129
Dilutive impact of treasury shares related to restricted share unit plan	47	38	47	38

Weighted average number of common shares outstanding — diluted	170,679	158,907	163,342	157,857

Net income per share basic	$0.73	$(0.11)	$1.52	$0.25

Net income per share diluted	$0.71	$(0.11)	$1.49	$0.24

  The calculation of diluted income per share has been computed using the treasury stock method.

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Nine months ended September 30, 2010
	# of Options	Weighted average exercise price (C$)
Outstanding, beginning of period	5,707,940	$53.85
Granted	2,911,080	$57.42
Exercised	(673,098)	$41.00
Cancelled	(196,800)	$57.84

Outstanding, end of period	7,749,122	$56.20

Options exercisable at end of period	3,931,237	$54.00

  For the nine months ended September 30, 2010 and 2009, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009
Risk-free interest rate	1.86%	1.27%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	43.85%	64.0%
Expected dividend yield	0.42%	0.42%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2010, the Company received proceeds of $11.1 million (2009 — $33.6 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $7.8 million (2009 — $5.9 million).

  During the nine months ended September 30, 2010, the Company received proceeds of $11.6 million (2009 — $34.9 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $8.2 million (2009 — $6.5 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	As at September 30, 2010	As at December 31, 2009
Available-for-sale securities in an unrealized gain position
Cost	$19,075	$34,599
Unrealized gains in other comprehensive income	35,001	67,508

Estimated fair value	$54,076	$102,107

Available-for-sale securities in an unrealized loss position
Cost	$9,871	$9,871
Unrealized losses in other comprehensive income	(987)	(11)

Estimated fair value	$8,884	$9,860

Total estimated fair value of available-for-sale securities	$62,960	$111,967

8.     LONG-TERM DEBT

  On April 7, 2010, the Company closed a private placement of an aggregate of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's credit facilities.

  In addition, on June 22, 2010, the Company amended and restated its credit facilities. The Company's $300 million and $600 million credit facilities were amended to become a single credit facility. The total amount available was increased from $900 million to $1.2 billion and the maturity date was extended to June 22, 2014.

  During the three months ended September 30, 2010, the Company repaid $20 million, net, to the credit facilities (2009 — $200 million). At September 30, 2010, the credit facilities were drawn down by a total of $115.0 million (December 31, 2009 — $715.0 million).

  Total long-term debt interest costs incurred during the three and nine months periods ended September 30, 2010 was $9.7 million (2009 — $6.1 million) and $29.5 million (2009 — $8.9 million) respectively. Total interest costs capitalized to property, plant and mine development for the three and nine months periods ended September 30, 2010 was nil (2009 — $6.1 million) and $4.6 million (2009 — $8.9 million) respectively.

9.     INCOME TAXES

  On December 31, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the equivalent tax legislation for the Province of Quebec was enacted in the second quarter of 2010, the Company recognized the future tax benefit of $21.8 million relating to income taxes within the Province of Quebec.

  As a result of the accounting for the acquisition of Comaplex, the Company recorded a $274.8 million future tax liability.

10.   FINANCIAL INSTRUMENTS

  In the first quarter of 2010, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price of zinc associated with the LaRonde Mine's 2010 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 15,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. A total of 15,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

10.   FINANCIAL INSTRUMENTS (Continued)

  gain on derivative financial instruments component of the consolidated statements of income. During the three and nine months ended September 30, 2010, the Company recognized a realized gain of $0.8 million and $2.1 million respectively. As at September 30, 2010, the Company had an unrealized mark-to-market gain of $0.4 million.

  During the three months ended September 30, 2010, the Company wrote covered call options on the warrants of Goldcorp Inc. ("Goldcorp"). The Company sold these call options to reduce its price exposure to the Goldcorp warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. As at September 30, 2010, these options were unmatured with a premium of $1.5 million and a Black-Scholes calculated mark-to-market loss of $0.4 million.

  Premiums received on the sale of covered call options are recorded as a liability in the fair value of derivative financial instruments component of the consolidated balance sheets until they mature or the position is closed. The premiums received during the third quarter are expected to be recognized through the interest and sundry income component of the consolidated statements of income in the fourth quarter of 2010. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. Cash provided by operating activities in the consolidated statements of cash flows are adjusted for gains realized on the consolidated statements of income through the gain on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  There were no metal derivative positions during the three or nine months ended September 30, 2009.

  During the third quarter of 2010, the Company entered into an extendible foreign exchange flat forward transaction. At the end of each month beginning in August 2010 and ending in December 2010, the Company must exchange $5 million for Canadian dollars at a rate of US$1.0 = C$1.1. On December 31, 2010, at the option of the counterparty, the monthly exchange can be extended for another 12 months. During the third quarter, the Company had a realized gain on these transactions of $0.5 million and an unrealized mark-to-market gain of $0.3 million that was recorded through the gain on derivative financial instruments line item within the Consolidated Statements of Income and Comprehensive Income.

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2010, the total amount of these guarantees was $106.7 million.

12.   SEGMENTED INFORMATION

  Agnico-Eagle predominantly operates in a single industry, namely exploration for and production of gold. Based on the internal reporting structure and the nature of the Company's activities, the Company identifies its reportable segments as those consolidated mining operations or functional groups that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. Consolidated mining operations or functional groups not meeting this threshold are aggregated at the applicable geographic region for segment reporting purposes. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, and the Latin America Exploration office

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

12.   SEGMENTED INFORMATION (Continued)

  Specific Corporate Head Office income and expense items are noted separately below.

  On May 1, 2009, both the Lapa Mine and Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Meadowbank Mine achieved commercial production March 1, 2010.

Three Months Ended September 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$303,463	$144,084	$36,731	$—	$12,186	$110,462
Europe	51,225	24,155	6,241	—	4,793	16,036
Latin America	43,790	28,435	5,173	—	706	9,476
Exploration	—	—	—	19,491	—	(19,491)

	$398,478	$196,674	$48,145	$19,491	$17,685	$116,483

Segment income						$116,483
Corporate and Other
Interest and sundry income						1,784
Gain on sale of available-for-sale securities						7,839
Gain on derivative financial instruments						(1,330)
Net gain on acquisition of assets						57,526
Gain on sale of mining property						8,888
General and administrative						(19,925)
Provincial capital tax						6,934
Interest expense						(14,722)

Income before income, mining and federal capital taxes						$163,477

Three Months Ended September 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$128,379	$68,625	$17,469	$—	$19,805	$22,480
Europe	20,871	20,027	5,731	—	4,860	(9,747)
Latin America	—	—	—	—	(229)	229
Exploration	—	—	—	11,846	(1,561)	(10,285)

	$149,250	$88,652	$23,200	$11,846	$22,875	$2,677

Segment income						$2,677
Corporate and Other
Interest and sundry income						3,664
General and administrative						(14,658)
Gain on sale of available-for-sale securities						5,939
Provincial capital tax						(1,583)
Interest expense						(2,648)

Income before income, mining and federal capital taxes						$(6,609)

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

12.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$751,646	$355,672	$90,180	$—	$8,509	$297,285
Europe	120,438	65,110	19,531	—	106	35,691
Latin America	111,433	60,692	12,940	—	544	37,257
Exploration	—	—	—	39,950	—	(39,950)

	$983,517	$481,474	$122,651	$39,950	$9,159	$330,283

Segment income						$330,283
Corporate and Other
Interest and sundry income						3,943
Gain on sale of available-for-sale securities						8,185
Gain on derivative financial instruments						3,826
Net gain on acquisition of assets						57,526
Gain on sale of mining property						8,888
General and administrative						(71,595)
Provincial capital tax						6,779
Interest expense						(34,535)

Income before income, mining and federal capital taxes						$313,300

Nine Months Ended September 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$360,959	$176,166	$43,023	$—	$29,186	$112,584
Europe	27,206	23,217	7,777	—	5,162	(8,950)
Latin America	—	—	—	—	(263)	263
Exploration	—	—	—	28,718	(2,039)	(26,679)

	$388,165	$199,383	$50,800	$28,718	$32,046	$77,218

Segment income						$77,218
Corporate and Other
Interest and sundry income						13,460
Gain on sale of available-for-sale securities						6,474
General and administrative						(45,823)
Provincial capital tax						(4,165)
Interest expense						(5,852)

Income before income, mining and federal capital taxes						$41,312

13.   ACQUISITION

  Comaplex Minerals Corp.

  On April 1st, 2010 Agnico-Eagle and Comaplex Minerals Corp. ("Comaplex") jointly announced that they reached an agreement in principle whereby Agnico-Eagle would acquire all of the shares of Comaplex that it did not already own. Under the terms of the transaction, each shareholder of Comaplex would receive 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") would receive one common share of a newly formed, wholly-owned, subsidiary of Comaplex ("Geomark") in respect of each Comaplex share.

  Perfora and Agnico-Eagle entered into a support agreement pursuant to which Perfora agreed to, among other things, support the transaction and vote all of the shares it held in Comaplex in favour of the plan of arrangement. Perfora held approximately 17.3% of the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2010

13.   ACQUISITION (Continued)

  outstanding shares (fully diluted) of Comaplex. Agnico-Eagle held approximately 12.3% of the outstanding shares (fully diluted) of Comaplex prior to the announcement of the acquisition.

  On July 6, 2010, the Company and Meliadine Holdings Inc. (formerly Comaplex Minerals Corp.) ("Meliadine") jointly announced the completion of the acquisition of Meliadine by Agnico-Eagle. Agnico-Eagle acquired all of the shares of Meliadine (the "Meliadine Shares") that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the arrangement, Agnico-Eagle issued a total of 10,210,848 million shares to the shareholders of Meliadine other than Agnico-Eagle for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the Consolidated Statements of Income during the third quarter of 2010. The Company has accounted for the purchase of Meliadine as a business combination.

  Additionally, each Meliadine shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") received one common share of Geomark Exploration Ltd. ("Geomark") for each Meliadine Share held prior to the acquisition of Meliadine by Agnico-Eagle. Pursuant to the arrangement, Meliadine transferred to Geomark all assets and related liabilities other than those relating to the Meliadine gold exploration properties and related assets in Nunavut, Canada. The Geomark assets include all of Meliadine's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments.

  The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on management's preliminary estimates of fair value. Final valuations of are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

Total Purchase Price:
Comaplex shares previously purchased	$88,683
Agnico-Eagle shares issued for acquisition	578,955

Total purchase price to allocate	667,638

Fair Value of Assets Acquired:
Property	$939,517
Supplies	542
Equipment	2,381
Deferred tax liability	(274,802)

Net assets acquired	667,638

  The Comaplex shares purchased prior to the announcement of the 100% acquisition had a cost of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated comprehensive income was reversed into the Consolidated Statements of Income as a gain during the third quarter of 2010.

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  Exhibit 99.1
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2010